FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2025

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated October 22, 2025

Item 1

Banco Santander, S.A. (“Santander” or the “Bank”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Santander hereby announces that it shall disclose its third quarter financial results for 2025 next Wednesday, 29 October 2025.

To this end, a presentation will be given to analysts via audio conference at 10:00 a.m. (Madrid time), which can be followed through the Bank’s corporate website www.santander.com. The associated documentation will be made public prior to its commencement through a communication to the CNMV and publication on the aforementioned corporate website.

Additionally, a presentation for the media will be held via audioconference at 12:00 p.m. (Madrid time).

Boadilla del Monte (Madrid), 22 October 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	October 22, 2025	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance